Exhibit 12.1

Statement regarding computation of ratios

	Successor							Predecessor
	Fiscal nine-month period ended		Year Ended December 31,				December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006
	September 30, 2011	September 26, 2010	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	(23)	20	$(65.2)	$(26.2)	$(1,108.1)	$(219.4)	$(73.2)	$135.9
Fixed charges	200	190	259.9	270.2	292.5	298.5	23.0	106.8

Earnings adjusted for fixed charges	177	210	194.7	244.0	(815.6)	79.1	(50.2)	242.7

Fixed charges:
Interest expense	193	183	250.8	260.5	282.6	288.8	22.3	99.1
Portion of rent expense representative of interest (1)	7	7	9.1	9.7	9.9	9.7	0.7	7.7

Total fixed charges	200	190	$259.9	$270.2	$292.5	$298.5	$23.0	$106.8

Ratio of earnings to fixed charges	N/A	1.1	N/A	N/A	N/A	N/A	N/A	2.3

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	22	21	$27.7	$29.3	$29.9	$29.4	$2.2	$23.2
Estimated percentage	33%	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	7	7	$9.1	$9.7	$9.9	$9.7	$0.7	$7.7

Deficiency	23.0	—	$65.2	$26.2	$1,108.1	$219.4	$73.2	N/A

(1)	One third of rent expense is deemed to be representative of interest.